FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

19 January 2009

THE SAUDI BRITISH BANK
2008 ANNUAL RESULTS - HIGHLIGHTS

  Net profit of SAR2,920 million (US$779 million) for the year ended 31 December 2008 - up SAR313 million (US$84 million), or 12.0 per cent, compared with SAR2,607 million (US$695 million) in 2007.

  Net profit of SAR657 million (US$175 million) for the three months ended 31 December 2008 - down SAR48 million (US$13 million), or 6.8 per cent, compared with SAR705 million (US$188 million) for the same period in 2007.

  Operating income of SAR4,912 million (US$1,310 million) for the year ended 31 December 2008 - up SAR538 million (US$143 million), or 12.3 per cent, compared with SAR4,374 million (US$1,166 million) in 2007.

  Customer deposits of SAR92.7 billion (US$24.7 billion) at 31 December 2008 - up SAR20.9 billion (US$5.6 billion), or 29.1 per cent, compared with SAR71.8 billion (US$19.1 billion) at 31 December 2007.

  Loans and advances to customers of SAR80.2 billion (US$21.4 billion) at 31 December 2008 - up SAR18.2 billion (US$4.9 billion), or 29.4 per cent, from SAR62.0 billion (US$16.5 billion) at 31 December 2007.

  The bank's investment portfolio totalled SAR29.6 billion (US$7.9 billion) at 31 December 2008 compared with SAR14.9 billion (US$4.0 billion) at 31 December 2007.

  Total assets of SAR131.7 billion (US$35.1 billion) at 31 December 2008 - up SAR33.5 billion (US$8.9 billion), or 34.1 per cent, over 31 December 2007.

  Earnings per share of SAR4.87 (US$1.30) for the year ended 31 December 2008 - up 12.0 per cent from SAR4.34 (US$1.16) in 2007
  *
  .

* Earnings per share for the year ended 31 December 2007 have been adjusted to reflect a 3:5 bonus issue approved at an Extraordinary General Meeting held on 27 April 2008.

Commentary

The Saudi British Bank ("SABB") recorded a net profit of SAR2,920 million (US$779 million) for the year ended 31 December 2008. This represents a 12.0 per cent increase compared with 2007. Net special commission income for the year increased by SAR148 million (US$39 million), or 4.8 per cent, driven by higher volumes. Non-funds income grew by SAR390 million (US$104 million), or 29.6 per cent, in 2008 reflecting strong performance from SABB's card, account management and trade-related businesses.

Operating expenses less provision for possible credit losses and less impairment of other financial assets, increased by SAR213 million (US$57 million) in the year to 31 December 2008, or 14.9 per cent compared with 2007, mainly due to branch network expansion, increased investment in technology and higher performance-related compensation. Provisions for possible credit losses reduced by SAR25 million (US$7 million) in the year to 31 December 2008, or 6.3 per cent compared with 2007, with increased recoveries and lower specific provisions offsetting higher volume-driven collective impairment charges.

John Coverdale, managing director of SABB, said: "Despite 2008 being a difficult year for the financial services industry, I am pleased to report that SABB has delivered a 12.0 per cent increase in net profit over 2007. This sustained performance has been achieved by SABB's continued focus on core banking activities, supported by the underlying fundamental strength of the Saudi economy. The quality of our asset book remains strong, with loan growth being fully funded by increased customer deposits. Surplus deposits raised have been invested in accordance with our conservative investment policy.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: January 19, 2009